Exhibit 99.83

Titan Mining Closes Landmark US$15.8M Credit Agreement with US EXIM

Gouverneur, New York and Vancouver, BC – July 22, 2025 – Titan Mining Corporation (TSX: TI; OTCQB: TIMCF) (“Titan” or the “Company”) is pleased to announce that its wholly owned subsidiary, Empire State Mines, LLC (“ESM”), has entered into a definitive credit agreement (the “EXIM Facility”) with the Export-Import Bank of the United States (“EXIM”). The EXIM Facility provides funding of up to US$15.8 million towards critical capital development supporting current operations and planned expansion at ESM’s underground zinc mine in St. Lawrence County, New York.

This transaction marks EXIM’s first direct mining investment under its Make More in America Initiative (“MMIA”), underscoring the strategic importance of domestic critical mineral production. Titan is proud to partner with EXIM in advancing U.S. supply chain security.

Highlights:

●	US$15.8 million EXIM Facility available through December 31, 2026
●	Seven-year repayment term with scheduled repayments principal commencing December 30, 2027
●	Competitive interest rate, fixed at approximately 4.91% per annum (payable quarterly) under EXIM’s Commercial Interest Reference Rate (CIRR) plus an upfront fee of 5.97% for an effective interest rate of approximately 7%.
●	Job creation and retention: 135 jobs retained and 10 new positions committed under EXIM’s domestic employment requirements
●	Debt restructuring agreement with Augusta Investments Inc. on US$16.5 million of outstanding obligations, with repayments beginning in 2026 over three years at 8% per annum, payable monthly, subject to financial covenant compliance
●	Strengthened balance sheet, with significant deleveraging and enhanced working capital projected by year-end 2025

Don Taylor, CEO of Titan commented: “This financing from EXIM Bank directly supports our operational growth strategy at Empire State Mines. It allows us to continue to invest in critical capital infrastructure and positions ESM for long-term operational success. We are excited to build on the solid foundation at ESM while creating high-quality jobs in upstate New York.”

Rita Adiani, President of Titan commented: “Securing long-term, competitive financing from US-EXIM validates the strength of our U.S. asset base and the critical role domestic mining plays in supporting American manufacturing and supply chain resilience. This facility also establishes a foundation for a broader partnership with EXIM as we advance our graphite strategy and contribute to U.S. critical minerals independence.”

The EXIM Facility is guaranteed by Titan and its subsidiaries, with proceeds directed towards enhancing ESM’s long-term production capacity and is secured by a general charge on personal property. The EXIM Facility demonstrates the Company’s commitment to responsible growth and securing competitive financing to develop its U.S. operations.

Titan has also entered into a credit agreement (the “Augusta Facility”) dated July 21, 2025, with Augusta Investments Inc. (“Augusta”), a company owned by Mr. Richard Warke, Titan’s Executive Chairman, providing terms for three advances previously made by Augusta in 2024 aggregating US$16.5 million. Of these advances, US$15.0 million was used to settle principal payments owing on the Company’s credit facility with National Bank of Canada and US$1.5 million was used to assist with funding the Company’s cash deposit required in connection with the Company’s then outstanding fixed price zinc contract.

The Augusta Facility will bear interest at a rate of 8% per annum from the date of the Augusta Facility through to maturity. Interest will be capitalized from the date of the Augusta Facility until December 31, 2025, after which interest will be paid monthly in cash. The principal and capitalized interest will be repaid in three instalments according to the following schedule, provided Titan is in compliance with its financial covenants:

●	December 31, 2026: US$7.5 million
●	December 31, 2027: US$5.0 million
●	December 31, 2028: US$4.6 million (includes capitalized interest)

The Augusta Facility is secured by a general charge on personal property subordinated to the interests of EXIM.

Mr. Warke is considered a “related party” of the Company, and the Augusta Facility constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Augusta Facility is exempt from the minority approval requirements of MI 61-101 under Section 5.7(1)(f) of MI 61-101 as the Augusta Facility has been obtained under reasonable commercial terms and is not convertible or repayable in equity or voting securities of the Company. The Augusta Facility is not a transaction that requires a valuation under Section 5.4(1) of MI 61-101. To the knowledge of the Company or any director or senior officer of the Company, after reasonable inquiry, no “prior valuations” (as defined in MI 61-101) in respect of the Company that relate to the Augusta Facility, or are relevant to the Augusta Facility, have been prepared within 24 months preceding the date hereof. Mr. Warke disclosed to the Company and its board that he had an interest in the Augusta Facility by virtue of being the owner of Augusta. All of the terms and conditions of the Augusta Facility were reviewed and unanimously approved by the Company’s board, with Mr. Warke abstaining due to his interest in the Augusta Facility.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also an emerging natural flake graphite producer and targeting to be the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Contact

For further information, please contact: Investor Relations: Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including significant deleveraging and enhanced working capital projected by year-end 2025; that ESM will be able to achieve long-term operational success; and that Titan will be creating high quality jobs in upstate New York. When used in this news release words such as “to be”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the PEA; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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